Exhibit 99.1

AMARIN ANNOUNCES COMPLETION OF TWO PHASE III TRIALS WITH
MIRAXION IN HUNTINGTON’S DISEASE

Top-Line Results Expected in Q2 2007

LONDON, United Kingdom, February 5th, 2007 - Amarin Corporation plc (NASDAQ: AMRN) today announced the completion of the treatment phase of both the North American and European Phase III clinical trials with Miraxion for the treatment of Huntington’s disease (HD). The multi-center, randomized, double-blind, placebo-controlled trials were conducted in North America by the Huntington Study Group (HSG) and in Europe in conjunction with the European HD Network (EHDN). More than 600 patients were enrolled in the trials, representing the largest clinical program in HD ever undertaken. Following data validation and analysis, the Company expects to report top-line trial results in mid-second quarter 2007.

The primary endpoint of the trials is a change in the Total Motor Score 4 (TMS-4) component of the Unified Huntington’s Disease Rating Scale (UHDRS). In addition, secondary endpoints include cognition, behavioural and Total Functional Capacity outcomes. The patients were randomized to receive either placebo or 2g (1g twice daily) of Miraxion for a period of 6 months.

Motor dysfunction is a prominent and progressively deteriorating feature of HD, an ultimately fatal genetic disease causing uncontrolled movements, loss of intellectual faculties, emotional disturbances, psychosis and dementia. Currently, there are limited treatment options for HD patients and there is no approved treatment in the U.S. Earlier studies of Miraxion showed encouraging improvements in motor function in HD patients.

Patients in the both the North American and European trials may now switch to an open-label extension period where all patients will receive Miraxion and will continue to be assessed in accordance with the trial protocol.

Rick Stewart, Chief Executive Officer of Amarin, commented, “It has been an exceptional achievement to recruit and conduct these two large trials in such an efficient and timely manner. The role of the HSG and EHDN in reaching this milestone cannot be underestimated. I thank the dedication of the clinicians who conducted the trials with such a high level of efficiency. This was truly a collaborative effort with significant contributions from all parties. We eagerly anticipate reporting top-line results in the middle of the second quarter and expect that detailed results will be presented at a leading neurology meeting later in the year.”

The HSG, based at the University of Rochester, has collaborated with Amarin to design and conduct the North American clinical trials. The HSG. is a non-profit group of leading physicians and other health care providers from medical centers in the U.S., Canada, Europe and Australia, experienced in the care of HD patients and dedicated to clinical research of Huntington's disease.

The European clinical trial is being conducted in collaboration with the European HD Network (EHDN) and ICON, a leading contract research organization. EHDN is a non-profit group of physicians and other healthcare professionals dedicated to the research and care of HD patients.

About Miraxion

Miraxion is a semi-synthetic, highly purified (greater than 96%) derivative of (all-cis)-5,8,11,14,17-eicosapentaenoic acid (ethyl-EPA). Miraxion is manufactured in GMP compliant facilities through a unique, complex and patented process that reliably and consistently creates the highly purified prescription-grade medicine. The purity level of Miraxion and the absence of other fatty acids and impurities confer a number of important benefits, such as:

•	Enabling pure EPA to metabolize and function in the brain without potential interference from other unsaturated fatty acids and saturated fatty acids contained in impure dietary supplements;

•	Minimizing the risk of exposing patients to unnecessary and undesirable impurities; and

•	Enabling more readily identifiable and specific dosing for the treatment of central nervous system disorders.

Amarin has a strong portfolio of patents covering the use of Miraxion in a range of central nervous system disorders. Miraxion for HD has Orphan Drug designation in both the U.S. and EU and has Fast-Track designation from the FDA for review of the New Drug Application. The Phase III trials are being conducted under a Special Protocol Assessment (SPA), a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials.

In addition to HD, Miraxion is in Phase II development for depressive disorders and is planned to shortly enter Phase IIa development for Parkinson’s disease.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin has a late-stage drug development pipeline. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington's disease (“HD”), Phase II development for depressive disorders and is planned to shortly enter Phase IIa development for Parkinson’s disease. Amarin’s core development pipeline also includes the global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Miraxion for HD is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin has its primary stock market listing in the US on NASDAQ (“AMRN”) and secondary listings in the UK and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of February 5, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as amended by Form 20-F/A filed on October 13, 2006, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.